Exhibit 99.1

Li Auto Inc. Announces Unaudited Second Quarter 2024 Financial Results

Quarterly total revenues reached RMB31.7 billion (US$4.4 billion)1

Quarterly deliveries reached 108,581 vehicles

BEIJING, China, August 28, 2024 — Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI; HKEX: 2015), a leader in China’s new energy vehicle market, today announced its unaudited financial results for the quarter ended June 30, 2024.

Operating Highlights for the Second Quarter of 2024

•	Total deliveries for the second quarter of 2024 were 108,581 vehicles, representing a 25.5% year-over-year increase.

	2024 Q2	2024 Q1	2023 Q4	2023 Q3
Deliveries	108,581	80,400	131,805	105,108

	2023 Q2	2023 Q1	2022 Q4	2022 Q3
Deliveries	86,533	52,584	46,319	26,524

•	As of June 30, 2024, in China, the Company had 497 retail stores in 148 cities, 421 servicing centers and Li Auto-authorized body and paint shops operating in 220 cities, and 614 super charging stations in operation equipped with 2,726 charging stalls.

Financial Highlights for the Second Quarter of 2024

•	Vehicle sales were RMB30.3 billion (US$4.2 billion) in the second quarter of 2024, representing an increase of 8.4% from RMB28.0 billion in the second quarter of 2023 and an increase of 25.0% from RMB24.3 billion in the first quarter of 2024.

•	Vehicle margin2 was 18.7% in the second quarter of 2024, compared with 21.0% in the second quarter of 2023 and 19.3% in the first quarter of 2024.

•	Total revenues were RMB31.7 billion (US$4.4 billion) in the second quarter of 2024, representing an increase of 10.6% from RMB28.7 billion in the second quarter of 2023 and an increase of 23.6% from RMB25.6 billion in the first quarter of 2024.

•	Gross profit was RMB6.2 billion (US$850.0 million) in the second quarter of 2024, representing a decrease of 0.9% from RMB6.2 billion in the second quarter of 2023 and an increase of 16.9% from RMB5.3 billion in the first quarter of 2024.

•	Gross margin was 19.5% in the second quarter of 2024, compared with 21.8% in the second quarter of 2023 and 20.6% in the first quarter of 2024.

•	Operating expenses were RMB5.7 billion (US$785.6 million) in the second quarter of 2024, representing an increase of 23.9% from RMB4.6 billion in the second quarter of 2023 and a decrease of 2.7% from RMB5.9 billion in the first quarter of 2024.

•	Income from operations was RMB468.0 million (US$64.4 million) in the second quarter of 2024, representing a decrease of 71.2% from RMB1.6 billion income from operations in the second quarter of 2023 and compared with RMB584.9 million loss from operations in the first quarter of 2024.

•	Operating margin was 1.5% in the second quarter of 2024, compared with 5.7% in the second quarter of 2023 and negative 2.3% in the first quarter of 2024.

1 All translations from Renminbi (“RMB”) to U.S. dollars (“US$”) are made at a rate of RMB7.2672 to US$1.00, the exchange rate on June 28, 2024 as set forth in the H.10 statistical release of the Federal Reserve Board.

2 Vehicle margin is the margin of vehicle sales, which is calculated based on revenues and cost of sales derived from vehicle sales only.

•	Net income was RMB1.1 billion (US$151.5 million) in the second quarter of 2024, representing a decrease of 52.3% from RMB2.3 billion in the second quarter of 2023 and an increase of 86.2% from RMB591.1 million in the first quarter of 2024. Non-GAAP net income[3] was RMB1.5 billion (US$206.8 million) in the second quarter of 2024, representing a decrease of 44.9% from RMB2.7 billion in the second quarter of 2023 and an increase of 17.8% from RMB1.3 billion in the first quarter of 2024.

•	Diluted net earnings per ADS[4] attributable to ordinary shareholders was RMB1.05 (US$0.14) in the second quarter of 2024, compared with RMB2.18 in the second quarter of 2023 and RMB0.56 in the first quarter of 2024. Non-GAAP diluted net earnings per ADS attributable to ordinary shareholders was RMB1.42 (US$0.20) in the second quarter of 2024, compared with RMB2.58 in the second quarter of 2023 and RMB1.21 in the first quarter of 2024.

•	Net cash used in operating activities was RMB429.4 million (US$59.1 million) in the second quarter of 2024, compared with RMB11.1 billion net cash provided by operating activities in the second quarter of 2023 and RMB3.3 billion net cash used in operating activities in the first quarter of 2024.

•	Free cash flow[5] was negative RMB1.9 billion (US$254.9 million) in the second quarter of 2024, compared with RMB9.6 billion in the second quarter of 2023 and negative RMB5.1 billion in the first quarter of 2024.

Key Financial Results

(in millions, except for percentages and per ADS data)

	For the Three Months Ended			% Change[6]
	June 30, 2023	March 31, 2024	June 30, 2024	YoY		QoQ
	RMB	RMB	RMB
Vehicle sales	27,971.9	24,251.6	30,319.7	8.4%		25.0%
Vehicle margin	21.0%	19.3%	18.7%	(2.3	)pts	(0.6	)pts

Total revenues	28,652.7	25,633.7	31,678.4	10.6%		23.6%
Gross profit	6,235.3	5,284.3	6,176.9	(0.9)%		16.9%
Gross margin	21.8%	20.6%	19.5%	(2.3	)pts	(1.1	)pts

Operating expenses	(4,609.4)	(5,869.2)	(5,708.9)	23.9%		(2.7)%
Income/(Loss) from operations	1,625.9	(584.9)	468.0	(71.2)%		N/A
Operating margin	5.7%	(2.3)%	1.5%	(4.2	)pts	3.8	pts

Net income	2,310.1	591.1	1,100.9	(52.3)%		86.2%
Non-GAAP net income	2,727.5	1,276.4	1,503.1	(44.9)%		17.8%

Diluted net earnings per ADS attributable to ordinary shareholders	2.18	0.56	1.05	(51.8)%		87.5%
Non-GAAP diluted net earnings per ADS attributable to ordinary shareholders	2.58	1.21	1.42	(45.0)%		17.4%

Net cash provided by/(used in) operating activities	11,112.4	(3,342.4)	(429.4)	N/A		(87.2)%
Free cash flow (non-GAAP)	9,621.4	(5,055.2)	(1,852.7)	N/A		(63.4)%

3 The Company’s non-GAAP financial measures exclude share-based compensation expenses and release of valuation allowance on deferred tax assets. See “Unaudited Reconciliation of U.S. GAAP and Non-GAAP Results” set forth at the end of this press release.

4 Each ADS represents two Class A ordinary shares.

5 Free cash flow represents operating cash flow less capital expenditures, which is considered a non-GAAP financial measure.

6 Except for vehicle margin, gross margin, and operating margin, where absolute changes instead of percentage changes are presented.

Recent Developments

Delivery Update

•	In July 2024, the Company delivered 51,000 vehicles, representing an increase of 49.4% from July 2023. As of July 31, 2024, in China, the Company had 487 retail stores in 146 cities, 411 servicing centers and Li Auto-authorized body and paint shops operating in 220 cities, and 701 super charging stations in operation equipped with 3,260 charging stalls.

OTA 6.0 and 6.1 Updates

•	In July 2024, the Company released OTA update versions 6.0 and 6.1 for Li MEGA and the Li L series, introducing numerous new features and experience enhancements in autonomous driving, smart space, and smart electric features. For autonomous driving, the Company rolled out a high-definition map-independent NOA with nationwide coverage to all Li AD Max users and significantly enhanced the city LCC and AEB capabilities for Li AD Pro. During its Autonomous Driving Summer Launch Event held on July 5, 2024, the Company unveiled a new technological architecture for autonomous driving integrating an end-to-end (E2E) model and a vision-language model (VLM). This architecture employs proprietary reconstructed and generative world models for training and validation, and began an early bird testing at the end of July.

Product Health Evaluation Results

•	In July 2024, Li MEGA received the highest overall score in the China Automobile Health Index (C-AHI) assessment by the China Automotive Engineering Research Institute Co., Ltd. under C-AHI’s updated evaluation protocol. Li MEGA received top ratings across all three evaluation categories — the Clean Air Index, the Health Protection Index, and the Energy Efficiency and Emission Index.

CEO and CFO Comments

Mr. Xiang Li, chairman and chief executive officer of Li Auto, commented, “Since the second quarter, Li Auto has emerged as the sales champion of Chinese automotive brands in the RMB200,000 and above NEV market amid intense competition, driven by segment leadership across all Li Auto models and enhanced store efficiency. Our second-quarter deliveries exceeded 108,000 vehicles, increasing by 25.5% year over year, a strong testament to our product strength and the effectiveness of our recalibrated operating strategy. In June 2024, we surpassed the 800,000-vehicle milestone in cumulative deliveries, making history for Chinese premium automotive brands. In addition to our strong sales results, we made substantial progress in autonomous driving. In July, we rolled out our high-definition map-independent NOA with nationwide coverage to over 240,000 Li AD Max users and launched our next-generation autonomous driving technological architecture that integrates an E2E model and a VLM. We will relentlessly pursue innovation and excellence to solidify our position as a preferred premium automotive brand for Chinese families, providing our users with products and services that exceed their expectations, and creating happiness for families.”

Mr. Tie Li, chief financial officer of Li Auto, added, “Amid intense market competition during the second quarter, we focused on creating user value and improving operating efficiency. Our solid second-quarter deliveries drove revenues to increase 10.6% year over year to RMB31.7 billion. Despite the impact from ramping up a new model, our gross margin remained healthy at 19.5%. As Li L6 production stabilizes and our cost reduction and efficiency enhancement measures take full effect, we expect an increase in both our margins and cash flow in the second half of the year. Looking ahead, we are committed to investing in technological and product advancements to drive steady business growth, while simultaneously optimizing our cost structure.”

Financial Results for the Second Quarter of 2024

Revenues

•	Total revenues were RMB31.7 billion (US$4.4 billion) in the second quarter of 2024, representing an increase of 10.6% from RMB28.7 billion in the second quarter of 2023 and an increase of 23.6% from RMB25.6 billion in the first quarter of 2024.

•	Vehicle sales were RMB30.3 billion (US$4.2 billion) in the second quarter of 2024, representing an increase of 8.4% from RMB28.0 billion in the second quarter of 2023 and an increase of 25.0% from RMB24.3 billion in the first quarter of 2024. The increase in revenue from vehicle sales over the second quarter of 2023 was mainly attributable to the increase in vehicle deliveries, partially offset by the lower average selling price mainly due to different product mix and pricing strategy changes between two quarters. The increase in revenue from vehicle sales over the first quarter of 2024 was mainly attributable to the increase in vehicle deliveries, partially offset by the lower average selling price mainly due to different product mix.

•	Other sales and services were RMB1.4 billion (US$187.0 million) in the second quarter of 2024, representing an increase of 99.6% from RMB680.8 million in the second quarter of 2023 and a decrease of 1.7% from RMB1.4 billion in the first quarter of 2024. The increase in revenue from other sales and services over the second quarter of 2023 was mainly attributable to the increased provision of services and sales of accessories, which is in line with higher accumulated vehicle sales, and increased sales of embedded products and services, including charging stalls, offered together with vehicle sales, which is in line with higher vehicle deliveries. The revenue from other sales and services remained relatively stable over the first quarter of 2024.

Cost of Sales and Gross Margin

•	Cost of sales was RMB25.5 billion (US$3.5 billion) in the second quarter of 2024, representing an increase of 13.8% from RMB22.4 billion in the second quarter of 2023 and an increase of 25.3% from RMB20.3 billion in the first quarter of 2024. The increase in cost of sales over the second quarter of 2023 was mainly attributable to increase in vehicle deliveries, partially offset by the lower average cost of sales due to different product mix and cost reduction. The increase in cost of sales over the first quarter of 2024 was mainly attributable to increase in vehicle deliveries, partially offset by the lower average cost of sales due to different product mix.

•	Gross profit was RMB6.2 billion (US$850.0 million) in the second quarter of 2024, representing a decrease of 0.9% from RMB6.2 billion in the second quarter of 2023 and an increase of 16.9% from RMB5.3 billion in the first quarter of 2024.

•	Vehicle margin was 18.7% in the second quarter of 2024, compared with 21.0% in the second quarter of 2023 and 19.3% in the first quarter of 2024. The decrease in vehicle margin over the second quarter of 2023 was mainly due to different product mix and pricing strategy changes between two quarters, partially offset by cost reduction. The decrease in vehicle margin over the first quarter of 2024 was mainly due to different product mix.

•	Gross margin was 19.5% in the second quarter of 2024, compared with 21.8% in the second quarter of 2023 and 20.6% in the first quarter of 2024. The decrease in gross margin over the second quarter of 2023 and first quarter of 2024 was mainly due to the decrease in vehicle margin.

Operating Expenses

•	Operating expenses were RMB5.7 billion (US$785.6 million) in the second quarter of 2024, representing an increase of 23.9% from RMB4.6 billion in the second quarter of 2023 and a decrease of 2.7% from RMB5.9 billion in the first quarter of 2024.

•	Research and development expenses were RMB3.0 billion (US$416.6 million) in the second quarter of 2024, representing an increase of 24.8% from RMB2.4 billion in the second quarter of 2023 and a decrease of 0.7% from RMB3.0 billion in the first quarter of 2024. The increase in research and development expenses over the second quarter of 2023 was primarily due to increased expenses to support the expanding product portfolios and technologies as well as increased employee compensation as a result of the growth in number of staff. The decrease in research and development expenses over the first quarter of 2024 was primarily due to decreased employee compensation, offset by increased expenses to support the expanding product portfolios and technologies.

•	Selling, general and administrative expenses were RMB2.8 billion (US$387.4 million) in the second quarter of 2024, representing an increase of 21.9% from RMB2.3 billion in the second quarter of 2023 and a decrease of 5.5% from RMB3.0 billion in the first quarter of 2024. The increase in selling, general and administrative expenses over the second quarter of 2023 was primarily due to increased employee compensation as a result of the growth in number of staff as well as increased rental and other expenses associated with the expansion of sales and servicing network. The decrease in selling, general and administrative expenses over the first quarter of 2024 was primarily due to decreased marketing and promotional activities and employee compensation.

Income/(Loss) from Operations

•	Income from operations was RMB468.0 million (US$64.4 million) in the second quarter of 2024, representing a decrease of 71.2% from RMB1.6 billion income from operations in the second quarter of 2023 and compared with RMB584.9 million loss from operations in the first quarter of 2024. Operating margin was 1.5% in the second quarter of 2024, compared with 5.7% in the second quarter of 2023 and negative 2.3% in the first quarter of 2024. Non-GAAP income from operations was RMB870.1 million (US$119.7 million) in the second quarter of 2024, representing a decrease of 57.4% from RMB2.0 billion in the second quarter of 2023 and an increase of 767.3% from RMB100.3 million in the first quarter of 2024.

Net Income and Net Earnings Per Share

•	Net income was RMB1.1 billion (US$151.5 million) in the second quarter of 2024, representing a decrease of 52.3% from RMB2.3 billion in the second quarter of 2023 and an increase of 86.2% from RMB591.1 million in the first quarter of 2024. Non-GAAP net income was RMB1.5 billion (US$206.8 million) in the second quarter of 2024, representing a decrease of 44.9% from RMB2.7 billion in the second quarter of 2023 and an increase of 17.8% from RMB1.3 billion in the first quarter of 2024.

•	Basic and diluted net earnings per ADS attributable to ordinary shareholders were RMB1.11 (US$0.15) and RMB1.05 (US$0.14) in the second quarter of 2024, respectively, compared with RMB2.34 and RMB2.18 in the second quarter of 2023, respectively, and RMB0.60 and RMB0.56 in the first quarter of 2024, respectively. Non-GAAP basic and diluted net earnings per ADS attributable to ordinary shareholders were RMB1.51 (US$0.21) and RMB1.42 (US$0.20) in the second quarter of 2024, respectively, compared with RMB2.76 and RMB2.58 in the second quarter of 2023, respectively, and RMB1.29 and RMB1.21 in the first quarter of 2024, respectively.

Cash Position, Operating Cash Flow and Free Cash Flow

•	Cash position[7] was RMB97.3 billion (US$13.4 billion) as of June 30, 2024.

•	Net cash used in operating activities was RMB429.4 million (US$59.1 million) in the second quarter of 2024, compared with RMB11.1 billion net cash provided by operating activities in the second quarter of 2023 and RMB3.3 billion net cash used in operating activities in the first quarter of 2024. The change in net cash used in operating activities over the second quarter of 2023 was mainly due to increased payment related to inventory purchase, partially offset by the increase in cash received from customers. The change in net cash used in operating activities over the first quarter of 2024 was mainly due to the increase in cash received from customers as a result of the increase in vehicle deliveries.

•	Free cash flow was negative RMB1.9 billion (US$254.9 million) in the second quarter of 2024, compared with RMB9.6 billion in the second quarter of 2023 and negative RMB5.1 billion in the first quarter of 2024.

7 Cash position includes cash and cash equivalents, restricted cash, time deposits and short-term investments, and long-term time deposits and financial instruments included in long-term investments.

Business Outlook

For the third quarter of 2024, the Company expects:

•	Deliveries of vehicles to be between 145,000 and 155,000 vehicles, representing an increase of 38.0% to 47.5% from the third quarter of 2023.

•	Total revenues to be between RMB39.4 billion (US$5.4 billion) and RMB42.2 billion (US$5.8 billion), representing an increase of 13.7% to 21.6% from the third quarter of 2023.

This business outlook reflects the Company’s current and preliminary views on its business situation and market conditions, which are subject to change.

Conference Call

Management will hold a conference call at 8:00 a.m. U.S. Eastern Time on Wednesday, August 28, 2024 (8:00 p.m. Beijing/Hong Kong Time on August 28, 2024) to discuss financial results and answer questions from investors and analysts.

For participants who wish to join the call, please complete online registration using the link provided below prior to the scheduled call start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, passcode, and a unique access PIN. To join the conference, please dial the number provided, enter the passcode followed by your PIN, and you will join the conference instantly.

Participant Online Registration: https://s1.c-conf.com/diamondpass/10041167-jgh57t.html

A replay of the conference call will be accessible through September 4, 2024, by dialing the following numbers:

United States:	+1-855-883-1031
Mainland China:	+86-400-1209-216
Hong Kong, China:	+852-800-930-639
International:	+61-7-3107-6325
Replay PIN:	10041167

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.lixiang.com.

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, such as non-GAAP cost of sales, non-GAAP research and development expenses, non-GAAP selling, general and administrative expenses, non-GAAP income from operations, non-GAAP net income, non-GAAP net income attributable to ordinary shareholders, non-GAAP basic and diluted net earnings per ADS attributable to ordinary shareholders, non-GAAP basic and diluted net earnings per share attributable to ordinary shareholders and free cash flow, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses and release of valuation allowance on deferred tax assets, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for financial information prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of U.S. GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This press release contains translations of certain Renminbi amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi are made at a rate of RMB7.2672 to US$1.00, the exchange rate on June 28, 2024, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

About Li Auto Inc.

Li Auto Inc. is a leader in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Its mission is: Create a Mobile Home, Create Happiness (创造移动的家, 创造幸福的家). Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and comfortable products and services. Li Auto is a pioneer in successfully commercializing extended-range electric vehicles in China. While firmly advancing along this technological route, it builds platforms for battery electric vehicles in parallel. The Company leverages technology to create value for users. It concentrates its in-house development efforts on proprietary range extension systems, innovative electric vehicle technologies, and smart vehicle solutions. The Company started volume production in November 2019. Its current model lineup includes Li MEGA, a high-tech flagship family MPV, Li L9, a six-seat flagship family SUV, Li L8, a six-seat premium family SUV, Li L7, a five-seat flagship family SUV, and Li L6, a five-seat premium family SUV. The Company will continue to expand its product lineup to target a broader user base.

For more information, please visit: https://ir.lixiang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to,” “challenges,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s limited operating history; risks associated with extended-range electric vehicles and high-power charging battery electric vehicles; Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

Christensen Advisory

Roger Hu

Tel: +86-10-5900-1548

Email: Li@christensencomms.com

Li Auto Inc.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	For the Three Months Ended
	June 30, 2023	March 31, 2024	June 30, 2024	June 30, 2024
	RMB	RMB	RMB	US$
Revenues:
Vehicle sales	27,971,944	24,251,553	30,319,728	4,172,133
Other sales and services	680,783	1,382,107	1,358,668	186,959
Total revenues	28,652,727	25,633,660	31,678,396	4,359,092
Cost of sales:
Vehicle sales	(22,084,087)	(19,561,658)	(24,635,504)	(3,389,958)
Other sales and services	(333,362)	(787,697)	(865,950)	(119,159)
Total cost of sales	(22,417,449)	(20,349,355)	(25,501,454)	(3,509,117)
Gross profit	6,235,278	5,284,305	6,176,942	849,975
Operating expense:
Research and development	(2,425,600)	(3,048,886)	(3,027,581)	(416,609)
Selling, general and administrative	(2,309,210)	(2,977,585)	(2,815,105)	(387,371)
Other operating income, net	125,402	157,264	133,773	18,408
Total operating expenses	(4,609,408)	(5,869,207)	(5,708,913)	(785,572)
Income/(Loss) from operations	1,625,870	(584,902)	468,029	64,403
Other (expense)/income:
Interest expense	(28,440)	(28,598)	(43,231)	(5,949)
Interest income and investment income, net	430,262	1,068,888	370,034	50,918
Others, net	324,291	220,184	383,237	52,735
Income before income tax	2,351,983	675,572	1,178,069	162,107
Income tax expense	(41,885)	(84,446)	(77,129)	(10,613)
Net income	2,310,098	591,126	1,100,940	151,494
Less: Net income/(loss) attributable to noncontrolling interests	16,945	(1,432)	(1,653)	(227)
Net income attributable to ordinary shareholders of Li Auto Inc.	2,293,153	592,558	1,102,593	151,721

Net income	2,310,098	591,126	1,100,940	151,494
Other comprehensive (loss)/income
Foreign currency translation adjustment, net of tax	(120,809)	(59,936)	12,444	1,712
Total other comprehensive (loss)/income	(120,809)	(59,936)	12,444	1,712
Total comprehensive income	2,189,289	531,190	1,113,384	153,206
Less: Net income/(loss) attributable to noncontrolling interests	16,945	(1,432)	(1,653)	(227)
Comprehensive income attributable to ordinary shareholders of Li Auto Inc.	2,172,344	532,622	1,115,037	153,433
Weighted average number of ADSs
Basic	980,693,361	993,308,654	994,833,579	994,833,579
Diluted	1,053,852,487	1,066,436,872	1,062,428,185	1,062,428,185
Net earnings per ADS attributable to ordinary shareholders
Basic	2.34	0.60	1.11	0.15
Diluted	2.18	0.56	1.05	0.14
Weighted average number of ordinary shares
Basic	1,961,386,723	1,986,617,307	1,989,667,158	1,989,667,158
Diluted	2,107,704,975	2,132,873,744	2,124,856,370	2,124,856,370
Net earnings per share attributable to ordinary shareholders
Basic	1.17	0.30	0.55	0.08
Diluted	1.09	0.28	0.52	0.07

Li Auto Inc.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	91,329,030	80,783,571	11,116,189
Restricted cash	479	5,225	719
Time deposits and short-term investments	11,933,255	16,463,169	2,265,407
Trade receivable	143,523	157,954	21,735
Inventories	6,871,979	8,307,534	1,143,155
Prepayments and other current assets	4,247,318	4,090,179	562,827
Total current assets	114,525,584	109,807,632	15,110,032
Non-current assets:
Long-term investments	1,595,376	1,492,010	205,307
Property, plant and equipment, net	15,745,018	21,238,080	2,922,457
Operating lease right-of-use assets, net	5,939,230	7,053,875	970,646
Intangible assets, net	864,180	892,188	122,769
Goodwill	5,484	5,484	755
Deferred tax assets	1,990,245	2,317,350	318,878
Other non-current assets	2,802,354	2,303,580	316,983
Total non-current assets	28,941,887	35,302,567	4,857,795
Total assets	143,467,471	145,110,199	19,967,827
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	6,975,399	922,219	126,902
Trade and notes payable	51,870,097	46,832,038	6,444,303
Amounts due to related parties	10,607	10,284	1,415
Deferred revenue, current	1,525,543	1,732,534	238,405
Operating lease liabilities, current	1,146,437	1,258,938	173,236
Finance lease liabilities, current	—	44,766	6,160
Accruals and other current liabilities	11,214,626	11,658,692	1,604,287
Total current liabilities	72,742,709	62,459,471	8,594,708
Non-current liabilities:
Long-term borrowings	1,747,070	7,982,516	1,098,431
Deferred revenue, non-current	812,218	790,023	108,711
Operating lease liabilities, non-current	3,677,961	4,576,145	629,699
Finance lease liabilities, non-current	—	679,419	93,491
Deferred tax liabilities	200,877	508,547	69,978
Other non-current liabilities	3,711,414	4,800,203	660,530
Total non-current liabilities	10,149,540	19,336,853	2,660,840
Total liabilities	82,892,249	81,796,324	11,255,548
Total Li Auto Inc. shareholders’ equity	60,142,624	62,884,362	8,653,176
Noncontrolling interests	432,598	429,513	59,103
Total shareholders’ equity	60,575,222	63,313,875	8,712,279
Total liabilities and shareholders’ equity	143,467,471	145,110,199	19,967,827

Li Auto Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(All amounts in thousands)

	For the Three Months Ended
	June 30, 2023	March 31, 2024	June 30, 2024	June 30, 2024
	RMB	RMB	RMB	US$
Net cash provided by/(used in) operating activities	11,112,395	(3,342,386)	(429,397)	(59,087)
Net cash provided by/(used in) investing activities	7,573,941	(3,098,206)	(3,839,308)	(528,306)
Net cash (used in)/provided by financing activities	(1,853,582)	185,257	(104,743)	(14,413)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	138,186	55,813	32,257	4,438
Net change in cash, cash equivalents and restricted cash	16,970,940	(6,199,522)	(4,341,191)	(597,368)
Cash, cash equivalents and restricted cash at beginning of period	45,284,709	91,329,509	85,129,987	11,714,276
Cash, cash equivalents and restricted cash at end of period	62,255,649	85,129,987	80,788,796	11,116,908

Net cash provided by/(used in) operating activities	11,112,395	(3,342,386)	(429,397)	(59,087)
Capital expenditures	(1,491,029)	(1,712,843)	(1,423,332)	(195,857)
Free cash flow (non-GAAP)	9,621,366	(5,055,229)	(1,852,729)	(254,944)

Li Auto Inc.

Unaudited Reconciliation of U.S. GAAP and Non-GAAP Results

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	For the Three Months Ended
	June 30, 2023	March 31, 2024	June 30, 2024	June 30, 2024
	RMB	RMB	RMB	US$
Cost of sales	(22,417,449)	(20,349,355)	(25,501,454)	(3,509,117)
Share-based compensation expenses	9,449	13,469	7,652	1,053
Non-GAAP cost of sales	(22,408,000)	(20,335,886)	(25,493,802)	(3,508,064)

Research and development expenses	(2,425,600)	(3,048,886)	(3,027,581)	(416,609)
Share-based compensation expenses	247,064	433,764	224,332	30,869
Non-GAAP research and development expenses	(2,178,536)	(2,615,122)	(2,803,249)	(385,740)

Selling, general and administrative expenses	(2,309,210)	(2,977,585)	(2,815,105)	(387,371)
Share-based compensation expenses	160,928	237,994	170,129	23,411
Non-GAAP selling, general and administrative expenses	(2,148,282)	(2,739,591)	(2,644,976)	(363,960)

Income/(Loss) from operations	1,625,870	(584,902)	468,029	64,403
Share-based compensation expenses	417,441	685,227	402,113	55,333
Non-GAAP income from operations	2,043,311	100,325	870,142	119,736

Net income	2,310,098	591,126	1,100,940	151,494
Share-based compensation expenses	417,441	685,227	402,113	55,333
Non-GAAP net income	2,727,539	1,276,353	1,503,053	206,827

Net income attributable to ordinary shareholders of Li Auto Inc.	2,293,153	592,558	1,102,593	151,721
Share-based compensation expenses	417,441	685,227	402,113	55,333
Non-GAAP net income attributable to ordinary shareholders of Li Auto Inc.	2,710,594	1,277,785	1,504,706	207,054

Weighted average number of ADSs
Basic	980,693,361	993,308,654	994,833,579	994,833,579
Diluted	1,053,852,487	1,066,436,872	1,062,428,185	1,062,428,185
Non-GAAP net earnings per ADS attributable to ordinary shareholders
Basic	2.76	1.29	1.51	0.21
Diluted	2.58	1.21	1.42	0.20
Weighted average number of ordinary shares
Basic	1,961,386,723	1,986,617,307	1,989,667,158	1,989,667,158
Diluted	2,107,704,975	2,132,873,744	2,124,856,370	2,124,856,370
Non-GAAP net earnings per share attributable to ordinary shareholders[8]
Basic	1.38	0.64	0.76	0.10
Diluted	1.29	0.60	0.71	0.10

8 Non-GAAP basic net earnings per share attributable to ordinary shareholders is calculated by dividing non-GAAP net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Non-GAAP diluted net earnings per share attributable to ordinary shareholders is calculated by dividing non-GAAP net income attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effects of convertible senior notes as determined under the if-converted method and the dilutive effect of share-based awards as determined under the treasury stock method.